

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 3, 2007

Gail F. Goodman
Chief Executive Officer
Constant Contact, Inc.
Reservoir Place
1601 Trapelo Road, Suite 329
Waltham, Massachusetts 02451

> **Re**:   **Constant Contact, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 6, 2007**
> **File No. 333-144381**

Dear Ms. Goodman:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that you should include the price range, the size of the offering, the beneficial ownership of your common stock, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please confirm that the artwork on the inside front and inside back cover pages of the prospectus is all that you will be including in the prospectus. If not, provide us with copies of the additional artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

3. We note the testimonials you have included following page F-25. Please revise to indicate whether the customer testimonials were solicited. Also, please advise whether the customers you have identified have consented to their testimonials being used in the prospectus.

4. As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the NASD informing us that NASD has no additional concerns.

5. We will provide any comments on your application for confidential treatment filed on July 9, 2007 under separate cover. Please note that comments on the confidential treatment request may impact disclosure in the prospectus. Furthermore, the effectiveness of the registration statement depends on, among other things, the completion of the confidential treatment application.

6. We note that you cite to industry research for information and statistics regarding economic trends and market share. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party. Examples needing support include the cite on page 2 to statistics compiled by the

Small Business Administration, as well as to the October, 2006 report cited on page 45 entitled "The Email Marketing Vendor Landscape."

7. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Prospectus Summary, page 1

8. We note your assertion in the first sentence that, "Constant Contact is the leading provider of on-demand email marketing solutions for small organizations…" Please revise this statement to disclose that it is your belief and the basis for your belief, as set forth in the last sentence of the second paragraph. Please also expand upon the basis for your belief, as stated in paragraph three, that at least 45% of your new e-mail marketing customers were generated through unpaid sources. In addition, please provide us with supplemental support for your assertions.

9. Please revise to briefly explain what a channel partner is and the nature of the relationships you enjoy with over 1,700 active channel partners. For example, are these relationships contractual in nature? Briefly explain how these relationships result in referrals to Constant Contact. Please provide similar revisions to the risk factor on page 13 entitled "Our relationships with our channel partners may be terminated or may not continue to be beneficial in generating new email marketing customers, which could adversely affect our ability to increase our customer base."

10. We note your use throughout the prospectus of the marketing term "solutions" to describe your business. It is not clear what you mean when you state that you provide "solutions." Instead, please revise to discuss your business operations using concrete terms such as "services" or "products" so that it is clear what services or products you provide.

Industry Background, page 2

11. Please revise to explain how your e-mail marketing services could potentially address the needs of more that 27.3 million small organizations in the United States. The cite to the Small Business Administration appears to require further clarification.

Risk Factors, page 7

<u>Various private spam blacklists have in the past interfered with, and may in the future
interfere with, the effectiveness of our solutions and our ability to conduct business., page
11</u>

12. To provide context, please disclose the percentage of your Internet protocol
    addresses currently listed with one or more blacklisting entities, if material.

<u>If the security of our customers' confidential information stored in our systems is
breached our otherwise subjected to unauthorized access…, page 14</u>

13. Please revise the second paragraph of this risk factor, as applicable, to indicate
    whether to date your non-compliance with data protection documentation
    standards has resulted in the loss of ability to offer your customers a credit card
    payment option via one or more of the major credit card issuers.

<u>We have incurred net losses in the past and expect to incur net losses in the future, page
16</u>

14. To provide context, briefly explain why net losses have substantially increased
    since 2005.

<u>We will incur significant increased costs as a result of operating as a public company, and
our management will be required to devote substantial time to new compliance
initiatives, page 16</u>

15. Please revise, if possible, to provide an estimate of the costs associate with your
    becoming a public company.

<u>Our ability to use net operating loss carryforwards in the United States may be limited.,
page 17</u>

16. If known, please revise to clarify whether prior financings did, in fact, result in
    ownership changes that impinge upon your ability to use net operating loss
    carryforwards to reduce corporate tax liability.

Use of Proceeds, page 24

17. Please revise to indicate the approximate amount of net proceeds to be used for
    each intended purpose, such as the amount to be used for the repayment of debt.
    Please refer to Item 504 of Regulation S-K.

Dilution, page 27

18. Please quantify the further dilution per share to new investors that will occur upon exercise of any of your outstanding stock options and warrants.

Management's Discussion and Analysis, page 31

Overview, page 31

19. We note your disclosure in the second paragraph and elsewhere that your average monthly revenue per email marketing customer "exceeded $32." Please clarify the extent to which average monthly revenue per email customer exceeded $32.

20. Please revise paragraph three to explain how your 2006 cost of customer acquisition figure of $300 implies payback on a revenue basis in less than a year. We note similar disclosure on page 48.

Sources of Revenue, page 32

21. If material, please clarify the extent to which your customers have entered into short-term or long-term contracts with you.

General and Administrative Expense, page 32

22. Discuss, and quantify, how the company becoming a public company, particularly Section 404 of the Sarbanes-Oxley Act has impacted, and is expected to impact, the company's general and administrative expenses.

Critical Accounting Policies, page 33

23. It appears that the estimates and assumptions you use to estimate the fair value of common stock underlying stock-based compensation and warrants accounted for as liabilities may have a significant impact on your financial statements. Please revise your disclosures to include a sensitivity analysis and other quantitative information that would be useful to an investor in understanding the nature and potential impact of the underlying judgments. Please refer to section V of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operations, which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Stock-Based Compensation, page 34

24. Tell us how you compared the price of Series C redeemable preferred stock sold in 2006 to the estimated fair value of common stock in evaluating the reasonableness of the assumptions used in your valuations.

25. When you disclose the anticipated offering price in the filing, we may have additional comments concerning the methodologies and assumptions you used to estimate the fair value of common stock. At that time we may request more detailed information to help us evaluate your estimates of the fair value of common stock for options issued during 2006 and 2007 through the date of your response.

26. We note that you disclose the use of an independent valuation specialist to assist in estimating the fair value of common stock. While you are not required to disclose the use of a specialist, when you do you should also disclose the name of the expert and include the expert's consent as an exhibit.

Results of Operations, page 37

27. When discussing the reasons for the changes in your revenues, please quantify your average monthly email marketing customers and the average revenue per customer for each period.

Liquidity and Capital Resources, page 41

28. Please revise the second paragraph to briefly describe the nature of the covenants and what constitutes a "profitability event" under the term loan facility with Silicon Valley Bank.

Unpaid Sources, page 55

29. Please revise paragraph two to more specifically quantify the number of first quarter new customers resulting from a footer click-through.

Competition, page 56

30. Please revise, to the extent know or reasonably available, to identify your competitive position within your industry. Please see Item 101(c)(x) of Regulation S-K.

Compensation Discussion and Analysis, page 66

Overview, page 66

31. We note that your compensation committee has reviewed published market surveys to provide current information regarding the competitiveness of your total compensation in 2006, and retained DolmatConnell & Partners to review and evaluate certain aspects of your compensation practices in 2007. Disclose why the compensation committee reviewed other compensation packages and market surveys beginning in 2006, and how compensation elsewhere in the industry compared to your compensation levels. Also, identify the "certain aspects" of your compensation practices that were considered by DolmatConnell & Partners.

Components of Our Executive Compensation Program, page 67

32. Please clarify who has determined, "on a case-by-case basis," the appropriate level and mix of the various compensation components. Identify the factors used in determining the "appropriate level." Also, please clarify what the guidelines will be going forward in determining this level, as referenced on the top of page 67 where you refer to base salary, bonus and long-term equity guidelines for your executives.

33. For all of your performance-based compensation elements, clarify what goals and targets were exceeded, achieved or underachieved for each named executive officer and how the performance results for each element support the compensation.

Base Salaries, page 67

34. Please revise to identify the specific factors considered when setting the base salaries for the named executive officers in 2006. Explain how each person's experience, skills, knowledge and responsibilities figured into the calculation of each named executive officer's base pay for that year, as well as how the market surveys and general compensation trends in the industry factored into the decision.

Similarly, identify the specific factors considered when setting the equity incentive awards for each named executive officer in 2006, including the equity guidelines recommended by DolmatConnell. Explain how each factor figured into the calculation of each named executive officer's equity grants for 2006. Explain the reasons for material increases or decreases in the number of equity awards granted in the first half of 2006 compared to the second half of 2006.

Cash Incentive Bonus, page 68

35. Quantify the specific target levels for each of the performance criteria you discuss in this subsection. See Regulation S-K Item 402(b)(2)(v). If you do not disclose this information, provide us in your response letter with a detailed analysis as to how the information should be afforded confidential treatment because it causes you competitive harm. See Instruction 4 to Regulation S-K Item 402(b). Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it will be for the executive or how likely it will be for you to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Regulation S-K Item 402(b).

Principal and Selling Shareholders, page 82

36. Please revise to identify the natural person or persons having dispositive powers over the shares held by entities affiliated with Greylock Partners, and Logworth Venture Partners, L.P.

Financial Statements

Statements of Operations, page F-5

37. Please consider reporting the items presented under the caption "Other Income (expense), net" on gross basis on the face of the Income Statement or in the notes to the extent there are any material items contained therein.

Unaudited Pro forma Financial Information, page F-8

38. Your disclosure suggests that as a result of the automatic conversion that will occur upon the closing of the offering, you will reverse all expense recognized in accounting for warrants as a liability.   If this is true, tell us the accounting literature you considered and how you applied it in determining the appropriate accounting treatment for the termination of the warrants.

Accounts Receivable, page F-9

39. Please revise the filing to include a schedule for all existing valuation and qualifying accounts as required by Rule 12-09 of Regulation S-X.

Note 11. Related party, page F-25

40. Please refer to the related party transactions described under the caption "Certain Transactions" on page 84. Please identify on the face of the balance sheet and statement of operations and cash flows all material related party transactions and

provide descriptions in the in the note to the financial statements. Please refer to Rule 4-08(k) of Regulation S-X.

Part II

Item 15. Recent Sales of Unregistered Securities

41. Please revise to indicate the number of investors and class of persons to whom you issued an aggregate of 2,521,432 shares of Series C Convertible Preferred Stock. Please refer to Item 701(b) of Regulation S-K.

*   *   *   *

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of each of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of each of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3360 or Terry French, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: Philip P. Rossetti, Esq. (*via facsimile*)